Exhibit 16.1

March 9, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 4, 2020, of CRA International, Inc. and are in agreement with the statements contained in the second, third, fourth, fifth and sixth paragraphs on pages two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements,

included in the fifth paragraph on page two therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2018 and 2019 consolidated financial statements.

/s/ Ernst & Young LLP